SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March, 2004

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  March 9, 2004

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated March 9, 2004

4

2

News release dated March 9, 2004

EXHIBIT 1

09 March 2004

Norske Skog Canada Limited Announces Cash Tender Offer for Its 10% Senior Notes Due 2009

Norske Skog Canada Limited (the “Company”) today announced that it has commenced a cash tender offer to purchase all of its outstanding $200 million principal amount of 10% Senior Notes due 2009 (the “Senior Notes”). In conjunction with the tender offer, the Company is soliciting consents to effect certain proposed amendments to the indenture governing the Senior Notes. The tender offer and consent solicitation are being made pursuant to an Offer to Purchase and Consent Solicitation Statement dated March 9, 2004, and a related Consent and Letter of Transmittal, which more fully set forth the terms and conditions of the tender offer and consent solicitation.

The total consideration to be paid to holders that tender their Senior Notes and deliver their consents prior to 5:00 p.m., New York City time, on March 22, 2004, will be equal to $1,053.75 per $1,000 principal amount of the Senior Notes, which includes a consent payment of $30.00 per $1,000 principal amount of the Senior Notes (if such Senior Notes are accepted for purchase). Holders that tender their Senior Notes after 5:00 p.m. on March 22, 2004, and prior to the expiration of the tender offer will receive $1,023.75 per $1,000 principal amount of the Senior Notes (if such Senior Notes are accepted for purchase). In addition, the Company will pay accrued and unpaid interest on the purchased Senior Notes up to, but not including, the date such Senior Notes are accepted for purchase by the Company (if such Senior Notes are accepted for purchase). The tender offer will expire at 12:01 a.m., New York City time, on April 6, 2004, unless extended or earlier terminated by the Company.

Among other things, the proposed amendments to the indenture governing the Senior Notes would eliminate most of the indenture's principal restrictive covenants and would amend certain other provisions contained in the indenture. Adoption of the proposed amendments requires the consent of the Holders of at least a majority of the aggregate principal amount of the Senior Notes outstanding. Holders who tender their Senior Notes will be required to consent to the proposed amendments and Holders may not deliver consents to the proposed amendments without tendering their Senior Notes in the tender offer. Tendered Senior Notes may be withdrawn and consents may be revoked at any time prior to the expiration of the consent solicitation, but not thereafter.

The Company intends to redeem all Senior Notes not tendered and accepted for payment shortly after the expiration or termination of the tender offer at a redemption price of $1,050 for each $1,000 principal amount of the Senior Notes, plus accrued and unpaid interest to, but not including, the redemption date.

Information regarding the pricing, tender and delivery procedures and conditions of the tender offer and consent solicitation is contained in the Offer to Purchase and Consent Solicitation Statement dated March 9, 2004, and related documents. Copies of these documents can be obtained by contacting Global Bondholder Services Corporation, the information agent, at (866) 873-7700 (toll free) or (212) 430-3774 (collect). Merrill Lynch & Co. and Banc of America Securities LLC are the exclusive dealer managers and solicitation agents. Additional information concerning the terms and conditions of the tender offer and consent solicitation may be obtained by contacting Merrill Lynch & Co. at (888) ML4-TNDR (toll free) or (212) 449-4914 (collect) and Banc of America Securities LLC at (888) 292-0070 (toll free) or (704) 388-9217 (collect).

The tender offer is subject to various conditions including the receipt of consents necessary to approve the amendments to the indenture governing the Senior Notes and the completion of an offering by the Company of approximately $225 million aggregate principal amount of senior notes with a proposed maturity of 2014 (the “notes”). The Company intends to pay the consideration under this tender offer and consent solicitation from the proceeds of the offering of the notes. These notes will not be registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to the Senior Notes. The tender offer and consent solicitation are made solely by means of the Offer to Purchase and Consent Solicitation Statement.

For more information contact:

Ralph Leverton

Vice-President, Finance and CFO

604-654-4040

EXHIBIT 2

09 March 2004

Norske Skog Canada Limited Announces Proposed Private Placement of Senior Notes

Norske Skog Canada Limited (the “Company”) today announced that it intends to sell, on a private placement basis, approximately US$225 million in aggregate principal amount of senior notes with a proposed maturity of 2014 (the “Senior Notes”) through an offering within the United States pursuant to Rule 144A under the Securities Act of 1933, and in certain Canadian Provinces.

The net proceeds of the offering of the Senior Notes will be used to purchase or redeem the Company’s outstanding US$200 million 10% Senior Notes due 2009, including for payment of accrued interest and related fees and expenses. The Company intends to use the balance of the net proceeds of the offering for general corporate purposes.

The Senior Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of the Senior Notes in any state or jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For more information contact:

Ralph Leverton

Vice-President, Finance and CFO

604-654-4040